SCHEDULE 13G
Amendment No. 5
United Asset Management Corporation

Common Stock no par value

Cusip #:  909-420-10-1
Item 1   Reporting Person Tiger
Management L.L.C.
Item 4   Delaware
Item 5:  -0-
Item 6:  4,154,500
Item 7:  -0-
Item 8:  4,154,500
Item 9:  4,154,500
Item 11: 7.1%
Item 12: IA


Cusip #:  909-420-10-1
Item 1:  Reporting Person Tiger
Performance L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  4,175,762
Item 7:  -0-
Item 8:  4,175,762
Item 9:  4,175,762
Item 11: 7.1%
Item 12: IA


Cusip #: 909-420-10-1
Item 1:  Reporting Person Julian H.
Robertson, Jr.
Item 4:  U.S
Item 5:  -0-
Item 6:  8,330,262
Item 7:  -0-
Item 8:  8,330,262
Item 9:  8,330,262
Item 11: 14.2%
Item 12: IN

Item 1(a). United Asset
Management Corporation

Item 1(b).  One International Place,
Boston, Massachusetts 02110

Item 2(a).  This statement is
filed on behalf of Tiger
Management L.L.C. ("TMLLC")
and Tiger Performance L.L.C.
("TPLLC").

Julian H. Robertson, Jr. is
the ultimate controlling
person of TMLLC and TPLLC.

Item 2(b).  The address of
each reporting person is 101
Park Avenue, New York, NY
10178.

Item 2(c).  Incorporated by
reference to item (4) of the
cover page pertaining to
each reporting person.

Item 2(d). Common Stock no
par value

Item 2(e).  Cusip #  909-420-10-1

Item 3. TMLLC and TPLLC are
investment advisers
registered under Section 203
of the Investment Advisers
Act of 1940.

Item 4.  Ownership is
incorporated by reference to
items (5)-(9) and (11) of
the cover page pertaining to
each reporting person.

Item 5.  Not applicable

Item 6.  Other persons are
know to have the right to
receive dividends from, or
proceeds from the sale of,
such securities. The
interest of one such person,
The Jaguar Fund N.V., a
Netherland Antilles
corporation, is more than
5%.

Item 7.  Not applicable

Item 8.  Not applicable

Item 9.  Not applicable

Item 10.  By signing below,
I certify that, to the best
of my knowledge and belief,
the securities referred to
above were acquired in the
ordinary course of business
and were not acquired for
the purpose of and do not
have the effect of changing
or influencing the control
of the issuer of such
securities and were not
acquired in connection
with or as a participant in
any transaction having such
purpose or effect.

After reasonable inquiry and
to the best of my knowledge
and belief, I certify that
the information set forth in
this statement is true,
complete and correct.

February 14, 2000

TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.
/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.
By:  /s/  Nolan Altman Under
Power of Attorney dated
1/11/00 on File with Schedule 13GA No. 3
for Bowater Incorporated 2/14/00,
Attached Exhibit

AGREEMENT
The undersigned agree that
this Amendment No. 5 for
Schedule 13G dated February
14, 2000 relating to shares
of common stock of United
Asset Management Corporation
shall be filed on behalf of
each of the undersigned.

TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman,
Chief Financial Officer

TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman, Chief
Financial Officer

JULIAN H. ROBERTSON, JR.
By:  /s/  Nolan Altman
Under Power of Attorney dated
1/11/00 on File with Schedule 13GA No. 3
for Bowater Incorporated 2/14/00,
Attached Exhibit